Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF ALIBABA GROUP HOLDING LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 30, 2020 (“PROXY FORM”)

The undersigned holder of ordinary shares of Alibaba Group Holding Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 24, 2020, and hereby appoints each of Daniel Yong ZHANG, Maggie Wei WU, Sara Siying YU or Timothy A. STEINERT or                                                                            as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 30, 2020 at 7:00 p.m., China Standard Time, or 7:00 a.m., U.S. Eastern Daylight Time, at 969 West Wen Yi Road, Yu Hang District, Hangzhou, People’s Republic of China (the “General Meeting”), and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement available for review and download on the Company’s website www.alibabagroup.com/en/ir/agm.

The ordinary shares in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the ordinary shares in respect of which this proxy form is given will be voted “FOR” the following proposals:

PROPOSAL 1: Amend and restate the Company’s Memorandum and Articles of Association to expressly permit completely virtual shareholders’ meetings and reflect such updates as detailed in the proxy statement and set forth in Exhibit A thereto.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 2: Elect the following director nominees to serve on the board of directors.

	FOR	AGAINST	ABSTAIN
MAGGIE WEI WU†	☐	☐	☐
KABIR MISRA†	☐	☐	☐
WALTER TEH MING KWAUK†	☐	☐	☐

†        To serve for a three year term or until such director’s successor is elected or appointed and duly qualified.

PROPOSAL 3: Ratify the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2021.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated:                                          , 2020

Shareholder Name:	Co-Owner (if any) Name:

Print	Print

Signature	Co-Owner (if any) Signature

If you are a current or former employee of the Company or one of its affiliates, please provide your employee ID:

This proxy form must be signed by the person registered in the register of members as at the close of business on August 17, 2020, China Standard Time, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.

Please send the completed and signed proxy form to us (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email, to Alibaba.proxy@computershare.com.hk.

This proxy form must be received no later than 7:00 p.m., China Standard Time, on September 28, 2020 to ensure your representation at the General Meeting.